Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated May 17, 2024

Registration No. 333-258975

Supplementing the Preliminary

Prospectus Supplement dated May 15, 2024

and Prospectus dated August 20, 2021

SERVICE PROPERTIES TRUST

PRICING TERM SHEET

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 15, 2024 relating to these offerings (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements and updates the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Service Properties Trust (the “Issuer”)

Guarantors:	Certain of the Issuer’s direct and indirect subsidiaries as described in the Preliminary Prospectus Supplement referred to above (the “Guarantors”)

Securities:	8.375% Senior Guaranteed Unsecured Notes due 2029 (the “2029 Notes”) 8.875% Senior Guaranteed Unsecured Notes due 2032 (the “2032 Notes” and together with the 2029 Notes, the “Notes”)

Ranking:	Senior Unsecured

Format:	SEC Registered

Expected Ratings*:	B2 / BB (Moody’s/S&P)

Trade Date:	May 17, 2024

Settlement Date:	June 3, 2024 (T+10)**

Use of Proceeds:	The Issuer expects to use the net proceeds from these offerings to redeem the $800.0 million principal amount outstanding of its 7.50% Senior Notes due 2025 and to purchase any and all of the $350.0 million principal amount outstanding of its 4.50% Senior Notes due 2025 pursuant to a tender offer. The Issuer intends to use any remaining net proceeds for general corporate purposes.

Principal Amount:	2029 Notes: $700,000,000 2032 Notes: $500,000,000

Gross Proceeds (before Underwriting Discount and Expenses) to the Issuer:	$ 1,183,007,000

Maturity Date:	2029 Notes: June 15, 2029 2032 Notes: June 15, 2032

Interest Payment Dates:	2029 Notes: June 1 and December 1, commencing December 1, 2024 2032 Notes: June 1 and December 1, commencing December 1, 2024

Record Dates:	2029 Notes: May 15 and November 15 2032 Notes: May 15 and November 15

Benchmark Security:	2029 Notes: 4.625% due April 30, 2029 2032 Notes: 4.625% due April 30, 2031

Spread to Benchmark:	2029 Notes: 419 bps 2032 Notes: 481 bps

Yield to Maturity:	2029 Notes: 8.625% 2032 Notes: 9.234%

Coupon (Interest Rate):	2029 Notes: 8.375% per annum 2032 Notes: 8.875% per annum

Price to Public:

2029 Notes: 99.001% of principal amount of the 2029 Notes, plus accrued interest, if any, from June 3, 2024

2032 Notes: 98.000% of principal amount of the 2032 Notes, plus accrued interest, if any, from June 3, 2024

Redemption Provisions:

Make-whole Call:	2029 Notes: Before June 15, 2026, at a make-whole premium of Treasury Rate + 50 bps 2032 Notes: Before June 15, 2027, at a make-whole premium of Treasury Rate + 50 bps

Optional Redemption:

2029 Notes: On or after June 15, 2026, the Issuer may redeem the 2029 Notes, in whole or in part, at the redemption prices (expressed as a percentage of the principal amount of such notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if redeemed during the twelve- month period beginning on June 15 of each of the years indicated below:

	2026: 2027: 2028 and thereafter:	104.188% 102.094% 100.000%

2032 Notes: On or after June 15, 2027, the Issuer may redeem the 2032 Notes, in whole or in part, at the redemption prices (expressed as a percentage of the principal amount of such notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if redeemed during the twelve- month period beginning on June 15 of each of the years indicated below:

	2027: 2028: 2029 and thereafter:	104.438% 102.219% 100.000%

Equity Clawback:

2029 Notes: Up to 40% of the aggregate principal amount of the 2029 Notes at 108.375% prior to June 15, 2026

2032 Notes: Up to 40% of the aggregate principal amount of the 2032 Notes at 108.875% prior to June 15, 2027

Change of Control:	Putable at 101% of principal plus accrued and unpaid interest

Supplemental Risk Factor Related to the 2032 Notes:

The 2032 Notes will be issued with original issue discount for U.S. federal income tax purposes.

The 2032 Notes will be issued with original issue discount for U.S. federal income tax purposes. Accordingly, holders subject to U.S. federal income taxation, whether on the cash or accrual method of tax accounting, generally will be required to include amounts representing original issue discount in gross income (as ordinary income) as the original issue discount accrues on a constant yield to maturity basis, in advance of the receipt of cash payments to which such income is attributable. See “Material United States Federal Income Tax Considerations” in the Preliminary Prospectus Supplement.

Certain Covenants:	Notwithstanding compliance with the covenants described under “Description of the Notes—Certain Covenants—Limitations on Incurrence of Debt” in the Preliminary Prospectus Supplement, SVC will not, and will not permit any Subsidiary to, incur additional guaranteed Debt that is “pari” to the notes offered under the Preliminary Prospectus Supplement if such additional Debt would cause the ratio of SVC’s Total Unencumbered Assets in Guarantor Subsidiaries to SVC’s Total Senior Guaranteed Unsecured Debt to be less than 2.2 to 1.0. For purposes of the foregoing, “Total Unencumbered Assets in Guarantor Subsidiaries” shall mean Total Unencumbered Assets less the portion of Total Unencumbered Assets of Subsidiaries that are not guarantors of the notes, and “Total Senior Guaranteed Unsecured Debt” shall mean (1) $450,000,000 aggregate principal amount of SVC’s outstanding 5.500% Senior Guaranteed Unsecured Notes due 2027; (2) the $1,200,000,000 aggregate principal amount of notes offered under the Preliminary Prospectus Supplement; and (3) any future subsidiary guaranteed unsecured Debt, but shall not include (x) $1,000,000,000 aggregate principal amount of SVC’s outstanding 8.625% Senior Secured Notes due 2031, (y) amounts outstanding under the Existing Credit Agreement or (z) any future secured Debt.

CUSIP / ISIN:	2029 Notes: 81761L AD4 / US81761LAD47 2032 Notes: 81761L AE2 / US81761LAE20

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:

Citigroup Global Markets Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

BMO Capital Markets Corp.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

UBS Securities LLC

Wells Fargo Securities, LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

** The Issuer expects that delivery of the Notes will be made against payment therefore on or about June 3, 2024, which will be the 10th business day following the trade date referred to above (the “trade date”) (such settlement cycle being herein referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (one business day, effective May 28, 2024), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date or the next succeeding eight business days will be required, by virtue of the fact that the Notes initially will settle T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the notes on the trade date or the next succeeding eight business days should consult their own advisor.

The Issuer and the Guarantors have filed a registration statement (including a prospectus dated August 20, 2021 and the Preliminary Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and Preliminary Prospectus Supplement if you request it by calling Citigroup Global Markets Inc. toll free at (800) 831-9146, BofA Securities, Inc. toll free at (800) 294-1322 or J.P. Morgan Securities LLC collect at (212)-834-4533.